# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | **8-K** |
| **Live File** | **on** |
| **Return Copy** | **on** |
| **Submission Contact** | **Jennifer C. Ackart** |
| **Submission Contact Phone Number** | **1-727-567-4303** |
| **Exchange** | **NYSE** |
| **Confirming Copy** | **off** |
| **Filer CIK** | **0000720005** |
| **Filer CCC** | **xxxxxxxx** |
| **Period of Report** | **09/25/07** |
| **Item IDs** | **7.01** |
| | **9.01** |
| **Notify via Filing website Only** | **off** |
| **Emails** | **nancy.rice@raymondjames.com** |
| | **doug.krueger@raymondjames.com** |
| | **jennifer.ackart@raymondjames.com** |

## Documents

| | |
|---|---|
| **8-K** | **k892607.htm** |
| | **8-K** |
| **EX-99.1** | **ex99_1.htm** |
| | **Exhibit 99.1** |
| **GRAPHIC** | **logo.jpg** |
| | **Graphic** |
| **8-K** | **submissionpdf.pdf** |
| | **PDF** |

## Module and Segment References

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**September 25, 2007**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33716**
(Address of Principal Executive Offices)  (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure**

On September 25, 2007, Raymond James Financial, Inc. issued a press release providing additional comments on the anticipated provision for loan losses at Raymond James Bank following the company's release of monthly operating statistics for August 2007. A copy of the release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

**Item 9.01 Financial Statements and Exhibits**

(d) The following are filed as exhibits to this report:

**Exhibit No.**

99.1 Press release dated September 25, 2007 issued by Raymond James Financial, Inc.


**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: September 26, 2007

By:    /s/ Thomas A James
_____
Thomas A. James
Chairman and Chief Executive Officer

By:    /s/ Jeffrey P. Julien
_____
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

Exhibit 99.1



Release No. 0907-15
September 25, 2007

FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
PROVIDES ADDITIONAL COMMENTS REGARDING
RAYMOND JAMES BANK LOAN LOSS PROVISION

 ST. PETERSBURG, Fla. – Further to his comments in the company's release earlier today of August 2007 monthly operating statistics (provided below), Chairman and CEO Thomas A. James expanded on the anticipated provision for loan losses at Raymond James Bank.

 "The estimated $15 million provision for loan losses for the September quarter is directly related to the $1 billion projected net increase in outstanding loans at Raymond James Bank. This volume is more than double the previous quarter and heavily concentrated in commercial loans, thus the requisite provision may cause a small quarterly loss at the bank as contrasted to $8.7 million in pretax earnings in the June quarter. This unusually high provision is almost entirely due to new loan growth, as reserves are established at the time of loan inception and resultant interest earnings are realized over the life of the loan. Credit problems and actual loan losses have been insignificant," stated James.

 "We are pleased that the opportunity arose to substantially increase our loan portfolio at attractive prices. While the immediate negative impact of the loan loss provision is unpleasant, we have greatly enhanced our net interest earnings capability going forward."

 Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 4,640 financial advisors serving 1.6 million accounts in 2,200 locations throughout the United States, Canada and overseas. Total client assets are approximately $207 billion. Approximately $36 billion are managed by the firm's asset management subsidiaries.

 To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2006 annual report on Form 10-K and quarterly report ended June 30, 2007 on Form 10-Q, which are available on raymondjames.com and sec.gov.



Release No. 0907-13
September 25, 2007

FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
REPORTS AUGUST 2007 OPERATING DATA

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"In spite of the volatile stock and bond markets occasioned by a combination of the sub-prime mortgage crisis, record high oil prices, the turbulent high-yield bond market, and an eroding value of the dollar, August commission and fee activity increased 34 percent over last year. On the other side of the ledger, even without direct sub-prime exposure, trading results were poor in August because of the turmoil," stated Chairman and CEO Thomas A. James.

"Raymond James Bank, opportunistically, has been investing its growing deposit base in attractive loans at an unprecedented rate in the fourth fiscal quarter. Consequently, future earnings power will be enhanced, but the attendant creation of large loan loss reserves will materially depress its fourth quarter earnings. Furthermore, the recent reversals in the discount rate and the Fed rate have lowered the overnight rate and depressed bank and brokerage firm net spreads for the near term."

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 4,640 financial advisors serving 1.6 million accounts in 2,200 locations throughout the United States, Canada and overseas. Total client assets are approximately $207 billion. Approximately $36 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2006 annual report on Form 10-K and quarterly report ended June 30, 2007 on Form 10-Q, which are available on raymondjames.com and sec.gov.

| | August 2007 (23 business days) | August 2006 (23 business days) | July 2007 (21 business days) |
|---|---|---|---|
| Securities commissions/fees [1] | $155.1 mil. | $ 115.8 mil. | $146.9 mil. |
| Assets under management [2] | $36.0 bil. | $ 31.6 bil. | $35.4 bil. |
| # of managed/co-managed underwritings [3] | 4 | 4 | 4 |
| Total customer assets under administration | $206.6 bil. | $ 176.7 bil. | $204.2 bil. |
| Raymond James Bank Total Assets [4] | $6.1 bil. | $3.1 bil. | $5.7 bil. |

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional, except for certain less significant international joint ventures.

(2) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

(3) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions and transaction fees.

(4) This illustrates the progress made in growing the use of Raymond James Bank as a cash sweep option for brokerage clients, thus increasing the Company's net interest earnings.

-30-

For more information, contact Anthea Penrose at 727-567-2824
**Please visit the Raymond James Press Center at raymondjames.com/media.**